RELIANCE Infrastructure
Anil Dhirubhai Ambani Group


10015730

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

May 8, 2010

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No	**Particulars**
1.	Letters dated May 8, 2010, intimating convening of Board Meeting of the Company on Saturday, May 15, 2010, inter alia, to consider and approve the unaudited financial results of the Company for the year ended March 31, 2010.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

5/18

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

8th May, 2010

The General Manager
Corporate Relationship Department
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 500390
email : corp.relations@bseindia.com

Dear Sir,

Sub: **Unaudited financial Results for the year ended March 31, 2010.**

We draw your attention to our letter dated 22nd April, 2010 informing you of the date of the Board meeting to be held for the captioned purpose on Friday, the 14th May, 2010.

We wish to inform you that the said Board meeting will now be held on Saturday, the 15th May, 2010.

Kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

8th May, 2010

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RIINFRA
email: cmlist@nse.co.in

Dear Sir,

Sub: **Unaudited financial Results for the year ended March 31, 2010.**

We draw your attention to our letter dated 22nd April, 2010 informing you of the date of the Board meeting to be held for the captioned purpose on Friday, the 14th May, 2010.

We wish to inform you that the said Board meeting will now be held on Saturday, the 15th May, 2010.

Kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Registered Office Reliance Energy Centre, Santa Cruz (E), Mumbai 400 055